UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Novogen Limited
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 27 June, 2005  By /s/Ronald Lea Erratt Company Secretary

ASX & MEDIA RELEASE
27 JUNE 2005

NOVOGEN RECEIVES THREE GRANTED PATENTS IN AUSTRALIA COVERING
ISOFLAVONE HEALTH SUPPLEMENTS.

Novogen Limited has received the grant of three health supplement patents in Australia.

The patents cover tablets or capsules containing any two of the four main isoflavones, biochanin, formononetin, daidzein and genistein, all of which have been associated with a range of health benefits including management of menopause symptoms, improved cardiovascular and bone health and improved prostate function in men.

Novogen's health products Promensil and Trinovin benefit directly from the issue of theses patents, and the Company will now be seeking the protection in the market place that the patents allow. The term of the patents is until year 2013.

Similar patents have been issued to the Company in Canada and the United States, where Novogen is engaged in patent enforcement and licensing negotiations.

The company sources isoflavones from red clover which has all four isoflavones, and the patents also cover the two isoflavones derived from soy.

Promensil is the leading natural menopause isoflavone supplement in Australia. Trinovin is the leading isoflavone supplement for prostate health in men. Both products are available Australia wide in pharmacies, health food stores and major supermarkets. Worldwide sales of Novogen isoflavone consumer products last year were over A$14 million.

Novogen has an international business in the research and development of drugs derived from its phenolic technology platform. The Company manages its research and development programs utilising the expertise and clinical research capabilities of universities and hospitals in Australia, the US and other key international locations. The Novogen group of companies includes the listed subsidiary Marshall Edwards Inc. (Nasdaq: MSHL LSE-AIM:MSH).

More information on the Novogen Group can be found at www.novogen.com and www.marshalledwardsinc.com.

Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;
competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance;
our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Novogen Limited, + 61.2.9878 0088